Issuer Free Writing Prospectus

Filed by iStar Financial Inc.

Pursuant to Rule 433 Under the Securities Act of 1933

Registration Statement on Form S-3; File No. 333-142539

Dated October 10, 2007

iStar Financial Inc.

Offering of $800,000,000 Convertible Senior Floating Rate Notes due 2012

This free writing prospectus relates only to the offering of $800,000,000 Convertible Senior Floating Rate Notes due 2012 (the “Notes”) and should be read together with the preliminary prospectus supplement dated October 9, 2007 relating to the offering (the “Preliminary Prospectus Supplement”).

Issuer:	iStar Financial Inc.

Common Stock Ticker:	SFI / NYSE

Security:	Convertible Senior Floating Rate Notes due 2012

Legal Format:	SEC Registered

Aggregate Principal Amount:	$800,000,000 ($920,000,000 if the over-allotment option is exercised in full)

Price to Public:	100% of Par

Par Amount per Note:	$1,000

Maturity Date:	October 1, 2012

Net Proceeds:	$784,000,000 ($901,600,000 if the over-allotment option is exercised in full)

Issuer Redemption:

The Issuer may redeem the Notes prior to maturity at a redemption price equal to 100% of principal amount plus accrued and unpaid interest in order to preserve their qualification as a REIT. Upon such redemption, investors may convert the Notes and receive a make-whole premium in the form of an increase in the applicable conversion rate as described under “Fundamental Change Make-Whole” below. Otherwise, the Notes are not redeemable prior to maturity.

Investor Puts:	None

Coupon:	Three-month LIBOR + 0.50%

Interest Payment Dates:	January 1, April 1, July 1, October 1; commencing January 1, 2008

Fundamental Change Put:

Holders will have the right, at their option, to require the Company to repurchase any or all of the Notes for cash at 100% of principal amount plus accrued and unpaid interest, in connection with certain events resulting in a fundamental change prior to the maturity date.

Conversion Rate:	22.2000 shares per Note

Conversion Price:	$45.05

Reference Stock Price (NYSE Closing Price on October 10, 2007):	$34.65

Conversion Premium:	30%

Anti-Dilution Adjustments:	Dividend protection in the form of conversion rate adjustment for any dividends in excess of $0.825 per share per quarter.

Fundamental Change Make-Whole:

If a holder converts Notes in connection with certain events resulting in a fundamental change, the holder will be entitled to additional value in the form of conversion rate adjustment, at a rate established by reference to the following table:

	Stock Price
Effective Date	$34.65	$38.00	$41.00	$44.00	$47.00	$50.00	$55.00	$60.00	$70.00	$80.00	$90.00	$100.00
October 15, 2007	6.6600	5.0852	3.9904	3.1403	2.4771	1.9579	1.3285	0.9075	0.4415	0.2453	0.1692	0.1391
October 1, 2008	6.6600	5.0943	3.9394	3.0429	2.3449	1.8004	1.1448	0.7114	0.2436	0.0586	0.0063	0.0022
October 1, 2009	6.6600	5.2228	4.0147	3.0782	2.3515	1.7875	1.1147	0.6765	0.2164	0.0444	0.0039	0.0017
October 1, 2010	6.6600	5.1935	3.9264	2.9517	2.2039	1.6323	0.9669	0.5504	0.1434	0.0172	0.0015	0.0012
October 1, 2011	6.6600	4.8731	3.5141	2.4927	1.7364	1.1851	0.5926	0.2672	0.0234	0.0000	0.0000	0.0000
October 1, 2012	6.6600	4.1158	2.1902	0.5273	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth on the table above, in which case, if the stock price:

•                  is between two stock price amounts in the table or the effective date is between two dates in the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

• is equal to or exceeds $100.00 per share (subject to adjustment), no additional shares will be added to the conversion rate; and

• is less than $34.65 per share (subject to adjustment), no additional shares will be added to conversion rate

Notwithstanding the foregoing, the conversion rate of the Notes shall not exceed 28.8600 per $1,000 principal amount of such Notes, subject to adjustment in the same manner as the conversion rate, as set forth under “Description of the Notes — Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Use of Proceeds:

Repayment of a portion of outstanding indebtedness incurred under the unsecured interim financing facility used to fund the acquisition of the commercial real estate lending business of Fremont, and also to repay outstanding indebtedness under the Company’s unsecured revolving credit facility.

Trade Date:	October 10, 2007

Settlement Date:	October 15, 2007

CUSIP:	45031U BF7

ISIN:	US45031UBF75

Joint Book-Running Managers:	Citigroup Global Markets Inc. and J.P. Morgan Securities Inc.

Co-Managers:	Banc of America Securities LLC and Wachovia Capital Markets, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citi at 1-718-765-6732 or JPMorgan Securities Inc. at 1-866-430-0686.